SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2016

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces its 2016 First Quarter Results

Quarterly results strongly impacted by very low volumes

•	Revenue down to $313m due to change in perimeter and depressed market conditions

•	GGR: after a strong Q4, very low level of multi-client after-sales, weighting on operating margin

•	Equipment: sales and margin highly impacted by very low volumes

•	Contractual Data Acquisition: a transitional quarter with low but stabilizing marine prices

•	EBITDAs[1] at $27m

•	Operating Income[1] at $(81)m

Execution of Transformation Plan well on track

•	3D marine fleet downsized to 5 vessels at the end of Q1, as scheduled

•	Good ramp-up of marine multi-client commitments, with 70% of vessel capacity dedicated in Q2 and 60% in Q3

•	Operating Cost reduction plan on track

•	Capex tightly monitored

•	Successful capital increase and French RCF extension completed

Strong cash generation

•	Free Cash Flow[1] at $118m versus $(20)m last year, mostly driven by positive change in working capital, good execution of the Plan and tight cost management

•	Net debt at $2,102m corresponding to a 3.8x leverage ratio, for a year-end net debt targeted below $2.4bn

•	Divestment of Multi-Physics Business Line underway

[1]	Figures before Non-Recurring Charges (NRC) related to the Transformation Plan

PARIS, France May 3rd 2016 – CGG (ISIN: 0000120164 – NYSE: CGG), world leader in Geoscience, announced today its non-audited 2016 first quarter results.

Commenting on these results, Jean-Georges Malcor, CGG CEO, said:

“As we have already indicated, we have been navigating this quarter in a very depressed market. Our clients are reacting strongly to the prevailing very unfavorable oil prices by continuing to significantly reduce their capital expenditure and headcounts, and this has had a strong impact on our activities. This environment has mostly penalized Sercel and our multi-client after-sales, although the latter had a very good fourth quarter in 2015.

In this context, we are staying focused on what is within our control and in particular operational and HSE performance, adaptation of the Group and delivery of our Transformation Plan, tight control of costs and Capex, and stringent cash management. As a result of this and a positive change in working capital this quarter, we were able to post a positive free cash flow, showing a strong improvement compared to the first quarter of 2015.

Our successful 350 million euro capital increase in February 2016 safeguards the Company’s liquidity. It will enable us, as we announced, to finance our Transformation Plan which we are implementing with vigor and determination and put the Group in the best position for when the market bounces back. We recently received the relevant authorizations for our staff reduction plans and our offshore fleet is now operating with five vessels.

While we continue to expect a depressed environment for the whole year, we should fully benefit from our Transformation Plan in the second half. We remain fully committed to refocusing on our high added-value Geoscience activities and actively managing our cash situation and our balance sheet. We confirm that we are aiming to reach a net debt of less than 2.4 billion dollars by the end of 2016.”

Post-closing events

CGG announced on April 29 that it has entered into a binding agreement with NEOS for the sale of its Multi-Physics Business Line. The Transaction is expected to close during the summer following the receipt of required approvals and licenses. The financial terms of the Transaction are not being disclosed.

First Quarter 2016 Key Figures

Before Non-Recurring Charges (NRC)

In million $	First Quarter 2015	Fourth Quarter 2015	First Quarter 2016
Group Revenue	570	589	313
Group EBITDAs	145	282	27
Group EBITDAs margin	25.5%	47.8%	8.7%
Group EBITDAs excluding NOR	145	282	37
Operating Income	18	21	(81)
Opinc margin	3.2%	3.6%	(26.0)%
Operating Income excluding NOR	21	36	(54)
Net Financial Costs	(47)	(90)	(41)
Total Income Taxes	(9)	5	(6)
Non-recurring charges (NRC)	(18)	(187)	(6)
Net Income	(55)	(256)	(130)
Cash Flow from Operations before NRC	116	167	238
Cash Flow from Operations after NRC	91	118	196
Free Cash Flow before NRC	(20)	52	118
Free Cash Flow after NRC	(45)	3	76
Net Debt	2,386	2,500	2,102
Capital Employed	5,137	3,858	3,681

First Quarter 2016 Financial Results by Operating Segment and before non-recurring charges

Geology, Geophysics & Reservoir (GGR)

GGR	First Quarter 2015*	Fourth Quarter 2015	First Quarter 2016	Variation Year-on- year		Variation Quarter-to- quarter
In million $
Total Revenue	239	385	164	(31)%		(57)%
Multi-Client	99	243	55	(44)%		(77)%
Pre-funding	42	108	47	13%		(57)%
After-Sales	57	135	8	(87)%		(94)%
Subsurface Imaging & Reservoir	140	142	109	(22)%		(23)%
EBITDAs	120	312	69	(42)%		(78)%
Margin	50.2%	81.1%	42.3%	(790	)bps	NA
Operating Income	47	101	8	(83)%		(92)%
Margin	19.7%	26.3%	4.8%	NA		NA
Equity from Investments	0	(0.3)	0	NA		NA
Capital Employed (in billion $)	3.2	2.5	2.4	NA		NA

*	Restated under the new reporting format announced on November 5th 2015

GGR Total Revenue was $164 million, down 31% year-on-year and 57% sequentially.

•

Multi-Client revenue was $55 million, down 44% year-on-year and down 77% sequentially after a very high Q4. 25% of the fleet was dedicated to multi-client programs compared to 35% in Q1 2015 and 27% in Q4 2015.

•

Prefunding revenue was $47 million, up 13% year-on-year and down 57% sequentially. Multi-client cash capex was at $70 million, down 2% year-on-year. The cash prefunding rate was at 67% versus 58% in Q1 2015.

•	After-sales revenue reached a low point at $8 million, down 87% year-on-year and 94% sequentially.

•

Subsurface Imaging & Reservoir revenue was $109 million, down 22% year-on-year and 23% sequentially after a high Q4. Some delays in Capex spending were still impacting Subsurface Imaging and Reservoir revenues.

GGR EBITDAs was $69 million, a 42.3% margin.

GGR Operating Income was $8 million, a 4.8% margin. The multi-client depreciation rate totaled 78%, leading to a library Net Book Value of $959 million at the end of March, split 12% onshore and 88% offshore.

GGR Capital Employed was stable at $2.4 billion at the end of March 2016.

Equipment

Equipment	First Quarter 2015	Fourth Quarter 2015	First Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
In million $
Total Revenue	125	103	73	(42)%	(29)%
External Revenue	114	94	62	(46)%	(34)%
Internal Revenue	11	9	11	0%	34%
EBITDAs	25	11	(1)	(105)%	(111)%
Margin	19.8%	10.4%	(1.6)%	NA	NA
Operating Income	14	0	(11)	(177)%	NA
Margin	11.4%	0.1%	(14.9)%	NA	NA
Capital Employed (in billion $)	0.75	0.6	0.7	NA	NA

Equipment Total Revenue was $73 million, down 42% year-on-year and 29% sequentially. Land and marine equipment sales were both impacted by low volumes in a still difficult market. The seasonal winter markets of China and Russia remained constrained.

Marine equipment sales represented 28% of total sales, compared to 26% in the fourth quarter of 2015. Internal sales are nearly stable sequentially at $11 million. External sales were $62 million, down 46% year-on-year and 34% sequentially.

Equipment EBITDAs was $(1) million, a margin of (1.6)%.

Equipment Operating Income was $(11) million, due to very low volume and an unfavorable product mix with a low electronic content.

Equipment Capital Employed was stable at $0.7 billion at the end of March 2016.

Contractual Data Acquisition

Contractual Data Acquisition	First Quarter 2015*	Fourth Quarter 2015	First Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
In million $
Total Revenue	219	114	89	(59)%	(22)%
External Revenue	217	110	87	(60)%	(21)%
Internal Revenue	2	4	2	(14)%	(55)%
Total Marine Acquisition	172	70	58	(66)%	(17)%
Total Land and Multi-Physics Acquisition	47	44	31	(34)%	(29)%
EBITDAs	19	(29)	(14)	(172)%	52%
Margin	8.9%	(25.3)%	(15.6)%	NA	NA
Operating Income	(22)	(53)	(34)	(53)%	35%
Margin	(10.1)%	(46.0)%	(38.5)%	NA	750bps
Equity from Investments	1	(5)	5	NA	NA
Capital Employed (in billion $)	1.4	0.7	0.6	NA	NA

*	Restated under the new reporting format announced on November 5th 2015

Contractual Data Acquisition Total Revenue was $89 million, down 59% year-on-year with the change of perimeter and 22% sequentially.

•

Contractual Marine Data Acquisition revenue was $58 million, down 66% year-on-year and 17% sequentially. Our vessel availability rate was 94%. This compares to a 92% availability rate in the fourth quarter of 2015 and an 84% rate in the first quarter of 2015. Our vessel production rate was 94%. This compares to an 89% production rate in the fourth quarter of 2015 and a 92% rate in the first quarter of 2015. Sequentially, the perimeter effect, as we progressively stacked vessels during the quarter, was partially compensated by a very strong operational performance.

•	Land and Multi-Physics Data Acquisition revenue was $31 million, down 34% year-on-year and 29% sequentially.

Contractual Data Acquisition EBITDAs was $(14) million, a margin of (15.6)%.

Contractual Data Acquisition Operating Income was $(34) million. Contractual Marine Acquisition continued to suffer from a very difficult market, similar to Q4 2015, but as a result of the fleet reduction we are gradually reducing our exposure to this activity.

The sale of our Multi-Physics Business Line was initiated at the end of April and is expected to close during summer.

The contribution from Investments in Equity was $5 million and can be mainly explained by the positive contribution from the Seabed Geosolutions JV.

Contractual Data Acquisition Capital Employed was $0.6 billion at the end of March 2016.

Non-Operated Resources

Non-Operated Resources	First Quarter 2015*	Fourth Quarter 2015	First Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
In million $
EBITDAs	0	0	(10)	NA	NA
Operating Income	(3)	(14)	(27)	NA	(85)%
Capital Employed (in billion $)	(0.2)	0.1	0	NA	NA

*	Restated under the new reporting format announced on November 5th 2015

The Non-Operated Resources Segment comprises the costs relating to non-operated Marine assets as well as transformation costs. The capital employed for this segment includes the non-operated Marine assets and the provisions relating to the Group Transformation Plan.

Non-Operated Resources EBITDAs was $(10) million.

Non-Operated Resources Operating Income was $(27) million. The gradual cold-stacking of vessels is negatively impacting the contribution of this segment.

Non-Operated Resources Capital Employed was nil at the end of March 2016, the book value of non-operated assets being largely balanced out by the provisions relating to the Transformation Plan.

First Quarter 2016 Financial Results

Group Total Revenue was $313 million, down 45% year-on-year and 47% sequentially. The respective contributions from the Group’s businesses were 52% from GGR, 20% from Equipment and 28% from Contractual Data Acquisition.

Group EBITDAs was $27 million, a margin of 8.7%. Excluding NOR, to show the sole performance of the active Business Lines, Group EBITDAs was $37 million. After Non-Recurring Charges related to the Transformation Plan (NRC), Group EBITDAs was $22 million.

Group Operating Income was $(81) million, a margin of (26.0)%. Excluding NOR, to show the sole performance of the active Business Lines, Group Operating Income was $(54) million. After NRC, Group Operating Income was $(87) million.

Equity from Investments contribution was $5 million and can be mainly explained by the positive contribution this quarter from the Seabed Geosolutions JV.

Total non-recurring charges were $6 million.

Net financial costs were $41 million:

•	Cost of debt was $43 million. The total amount of interest paid during the quarter was $31 million

•	Other financial items were a positive contribution of $2 million

Total Income Taxes were $6 million.

Group Net Income was $(130) million after NRC.

After minority interests, Net Income attributable to the owners of CGG was a loss of $(129) million / €(118) million. EPS was negative at $(0.24) / €(0.22).

Cash Flow

Cash Flow from operations was at $238 million compared to $116 million for the first quarter of 2015. After cash Non-Recurring Charges, the cash flow from operations was $196 million.

Global Capex was $88 million, down 20% year-on-year and 8% sequentially.

•	Industrial capex was $9 million, down 66% year-on-year and 45% sequentially

•	Research & Development capex was $9 million, down 21% year-on-year and 26% sequentially

•	Multi-client cash capex was $70 million, down 2% year-on-year and up 6% sequentially

After the payment of interest expenses and Capex and before cash NRC, Free Cash Flow was positive at $118 million compared to $(20) million for the first quarter of 2015. After cash NRC, Free Cash Flow was positive at $76 million.

8

Comparison of First Quarter 2016 with Fourth Quarter 2015 and First Quarter 2015

Consolidated Income Statements In Million $	First Quarter 2015*	Fourth Quarter 2015	First Quarter 2016	Variation Year-on- year	Variation Quarter-to- quarter
Exchange rate euro/dollar	1.16	1.09	1.09	NA	NA
Operating Revenue	570	589	313	(45)%	(47)%
GGR	239	385	164	(31)%	(57)%
Equipment	125	103	73	(42)%	(29)%
Contractual Data Acquisition	219	114	89	(59)%	(22)%
Elimination	(13)	(13)	(13)	(5)%	(6)%
Gross Margin	90	90	(22)	(125)%	(125)%
EBITDAs before NRC	145	282	27	(81)%	(90)%
GGR	120	312	69	(42)%	(78)%
Equipment	25	11	(1)	(105)%	(111)%
Contractual Data Acquisition	19	(29)	(14)	(172)%	52%
Non-Operated Resources	0	0	(10)	NA	NA
Corporate	(10)	(12)	(9)	9%	18%
Eliminations	(9)	(0.4)	(8)	12%	NA
NRC before impairment	(18)	(171)	(5)	69%	97%
Operating Income before NRC	18	21	(81)	NA	NA
GGR	47	101	8	(83)%	(92)%
Equipment	14	0	(11)	(177)%	NA
Contractual Data Acquisition	(22)	(53)	(34)	(53)%	35%
Non-Operated Resources	(3)	(14)	(27)	NA	(85)%
Corporate	(10)	(12)	(9)	9%	18%
Eliminations	(7)	(1)	(8)	12%	NA
NRC	(18)	(187)	(6)	NA	NA
Operating Income after NRC	1	(166)	(87)	NA	NA
Net Financial Costs	(47)	(90)	(41)	12%	54%
Income Taxes	(7)	5	(8)	(11)%	NA
Deferred Tax on Currency Translation	(2)	0	2	NA	NA
Equity from Investments	1	(5.6)	5	NA	NA
Contractual Data Acquisition	1	(5.3)	5	NA	NA
GGR	0	(0.3)	0	NA	NA
Net Income	(55)	(256)	(130)	(138)%	49%
Shareholder’s Net Income	(56)	(259)	(129)	(133)%	50%
Earnings per share in $	(0.29)	(1.46)	(0.24)	NA	NA
Earnings per share in €	(0.25)	(1.35)	(0.22)	NA	NA

*	Restated under the new reporting format announced on November 5th 2015

Cash Flow Statements In Million $	First Quarter 2015	Fourth Quarter 2015	First Quarter 2016	Variation Year-on- year	Variation Quarter- to-quarter
EBITDAs before NRC	145	282	27	(81)%	(90)%
Net tax paid	(18)	(2)	(10)	47%	NA
Change in Working Capital	(4)	(78)	219	NA	NA
Other items	(7)	(35)	2	NA	NA
Cash Flow provided by operating activities	116	167	238	105%	42%
Paid Cost of Debt	(26)	(52)	(31)	(18)%	41%
Capex (including change in fixed assets payables)	(116)	(99)	(90)	(23)%	(10)%
Industrial	(33)	(20)	(11)	(68)%	(48)%
R&D	(12)	(13)	(9)	(21)%	(26)%
Multi-Client (Cash)	(71)	(66)	(70)	(2)%	6%
Marine MC	(65)	(62)	(55)	(16)%	(11)%
Land MC	(6)	(4)	(15)	NA	NA
Proceeds from disposals of assets	7	36	1	(89)%	(98)%
Free Cash Flow before Cash NRC	(20)	52	118	NA	NA
Cash NRC net of asset monetization	(25)	(49)	(42)	(66)%	(16)%
Free Cash Flow after Cash NRC	(45)	3	76	NA	NA
Non Cash Cost of Debt and Other Financial Items	(17)	6	(12)	29%	NA
Specific items	(21)	(4)	375	NA	NA
FX Impact	117	33	(41)	NA	NA
Change in Net Debt	34	38	398	NA	NA
Net debt	2,386	2,500	2,102	NA	NA

Q1 2016 Conference call

An English language analysts’ conference call is scheduled today at 9:00 am (Paris time) – 8:00 am (London time)

To follow this conference, please access the live webcast:

From your computer at:	www.cgg.com

A replay of the conference will be available via webcast on the CGG website at: www.cgg.com.

For analysts, please dial the following numbers 5 to 10 minutes prior to the scheduled start time:

France call-in UK call-in Access code	+33(0)1 76 77 22 28 +44(0)20 3427 1915 9714715

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business segments of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation.

CGG employs over 7,000 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in millions of U.S.$, unless indicated	March 31, 2016 (unaudited)	December 31, 2015

ASSETS
Cash and cash equivalents	362.6	385.3
Trade accounts and notes receivable, net	497.8	812.5
Inventories and work-in-progress, net	322.1	329.3
Income tax assets	87.7	91.2
Other current assets, net	117.1	119.2
Assets held for sale, net	62.9	34.4
Total current assets	1,450.2	1,771.9
Deferred tax assets	59.5	52.2
Investments and other financial assets, net	88.1	87.6
Investments in companies under equity method	196.9	200.7
Property, plant and equipment, net	818.3	885.2
Intangible assets, net	1,313.4	1,286.7
Goodwill, net	1,233.5	1,228.7
Total non-current assets	3,709.7	3,741.1
TOTAL ASSETS	5,159.9	5,513.0

LIABILITIES AND EQUITY
Bank overdrafts	1.1	0.7
Current portion of financial debt	80.3	96.5
Trade accounts and notes payable	193.9	267.8
Accrued payroll costs	145.4	169.2
Income taxes liability payable	43.7	47.0
Advance billings to customers	48.0	56.0
Provisions – current portion	206.7	219.5
Other current liabilities	185.1	198.6
Total current liabilities	904.2	1,055.3
Deferred tax liabilities	139.9	136.3
Provisions – non-current portion	133.9	155.9
Non-current portion of financial debt	2,382.9	2,787.6
Other non-current liabilities	19.4	19.5
Total non-current liabilities	2,676.1	3,099.3
Common stock 1,118,197,733 shares authorized and 708,260,768 shares with a €0.40 nominal value issued and outstanding at March 31, 2016 and 177,065,192 at December 31, 2015	324.4	92.8
Additional paid-in capital	1,546.9	1,410.0
Retained earnings	(268.4)	1,181.7
Other reserves	119.3	138.0
Treasury shares	(20.1)	(20.6)
Net income (loss) for the period attributable to owners of CGG SA	(129.1)	(1,450.2)
Cumulative income and expense recognized directly in equity	(0.7)	(0.6)
Cumulative translation adjustment	(38.5)	(38.9)
Equity attributable to owners of CGG SA	1,533.8	1,312.2
Non-controlling interests	45.8	46.2
Total equity	1,579.6	1,358.4
TOTAL LIABILITIES AND EQUITY	5,159.9	5,513.0

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
Amounts in millions of U.S.$, except per share data or unless indicated	2016	2015

Operating revenues	313.0	569.5
Other income from ordinary activities	0.3	0.4
Total income from ordinary activities	313.3	569.9
Cost of operations	(335.5)	(479.8)
Gross profit	(22.2)	90.1
Research and development expenses, net	(12.1)	(26.1)
Marketing and selling expenses	(16.0)	(23.7)
General and administrative expenses	(24.1)	(26.5)
Other revenues (expenses), net	(12.4)	(13.1)
Operating income	(86.8)	0.7
Expenses related to financial debt	(43.4)	(42.9)
Income provided by cash and cash equivalents	0.4	0.5
Cost of financial debt, net	(43.0)	(42.4)
Other financial income (loss)	1.7	(4.6)
Income (loss) of consolidated companies before income taxes	(128.1)	(46.3)
Deferred taxes on currency translation	1.8	(1.7)
Other income taxes	(8.1)	(7.3)
Total income taxes	(6.3)	(9.0)
Net income (loss) from consolidated companies	(134.4)	(55.3)
Share of income (loss) in companies accounted for under equity method	4.7	0.8
Net income (loss)	(129.7)	(54.5)
Attributable to:
Owners of CGG SA	$(129.1)	(55.5)
Owners of CGG SA (1)	€(118.5)	(48.1)
Non-controlling interests	$(0.6)	1.0

Weighted average number of shares outstanding (3)	531,195,576	194,577,134
Dilutive potential shares from stock-options	(1)	(1)
Dilutive potential shares from performance share plans	(1)	(1)
Dilutive potential shares from convertible bonds	(1)	(1)
Dilutive weighted average number of shares outstanding adjusted when dilutive (3)	531,195,576	194,577,134
Net income (loss) per share
Basic	$(0.24)	(0.29)
Basic (2)	€(0.22)	(0.25)
Diluted	$(0.24)	(0.29)
Diluted (2)	€(0.22)	(0.25)

(1)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

(2)	Converted at the average exchange rate of U.S.$1.090 and U.S.$1.155 per € for the periods ended March 31, 2016 and 2015, respectively
(3)

As a result of the February 5, 2016 CGG SA capital increase via an offering of preferential subscription rights to existing shareholders, the calculation of basic and diluted earnings per shares for 2015 has been adjusted retrospectively. Number of ordinary shares outstanding has been adjusted to reflect the proportionate change in the number of shares.

UNAUDITED ANALYSIS BY SEGMENT

	Three months ended March 31,
	2016						2015 (restated)
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations and other	Consolidated Total	Contractual Data Acquisition	Non Operated Resources	GGR	Equipment	Eliminations And other	Consolidated Total

Revenues from unaffiliated customers	87.2	—	164.0	61.8	—	313.0	216.7	—	239.0	113.8	—	569.5
Inter-segment revenues	1.9	—	—	11.4	(13.3)	—	2.2	—	—	11.5	(13.7)	—
Operating revenues	89.1	—	164.0	73.2	(13.3)	313.0	218.9	—	239.0	125.3	(13.7)	569.5

Depreciation and amortization (excluding multi-client surveys)	(20.4)	(17.0)	(22.7)	(9.8)	—	(69.9)	(40.8)	(2.8)	(38.0)	(10.5)	—	(92.1)

Depreciation and amortization of multi-client surveys	—	—	(46.7)	—	—	(46.7)	—	—	(53.7)	—	—	(53.7)

Operating income	(34.3)	(32.1)	7.9	(10.9)	(17.4)	(86.8)	(22.4)	(20.3)	47.0	14.2	(17.8)	0.7

Share of income in companies accounted for under equity method (1)	4.7	—	—	—	—	4.7	0.8	—	—	—	—	0.8

Earnings before interest and tax (2)	(29.6)	(32.1)	7.9	(10.9)	(17.4)	(82.1)	(21.6)	(20.3)	47.0	14.2	(17.8)	1.5

Capital expenditures (excluding multi-client surveys) (3)	4.1	—	12.5	1.9	1.3	19.8	12.9	—	21.7	4.3	6.1	45.0

Investments in multi-client surveys, net cash	—	—	69.9	—	—	69.9	—	—	71.5	—	—	71.5

Capital employed	0.6	—	2.4	0.7	—	3.7	1.4	(0.2)	3.2	0.7	—	5.1

Total identifiable assets	0.8	0.3	2.7	0.8	0.1	4.7	1.7	—	3.6	0.9	0.1	6.3

(1)	Share of operating results of companies accounted for under equity method is U.S.$8.7 million and U.S.$5.0 million for the three months ended March 31, 2016 and 2015, respectively.
(2)

At the Group level, Operating Income and EBIT before costs related to the Transformation Plan amount to U.S.$(81.3) million and U.S.$(76.6) million, respectively, for the three months ended March 31, 2016, compared to U.S.$18.2 million and U.S.$19.0 million, respectively, for the three months ended March 31, 2015.

For the three months ended March 31, 2016, Non-Operated Resources EBIT includes U.S.$(5.5) million related to the Transformation Plan. For the three months ended March 31, 2015, Non-Operated Resources EBIT included U.S.$(17.5) million related to the Transformation Plan.

For the three months ended March 31, 2016, “eliminations and other” includes U.S.$(9.6) million of general corporate expenses and U.S.$(7.8) million of intra-group margin. For the three months ended March 31, 2015, “eliminations and other” included U.S.$(10.4) million of general corporate expenses and U.S.$(7.4) million of intra-group margin.

(3)

Capital expenditures include capitalized development costs of U.S.$(9.2) million and U.S.$(11.7) million for the three months ended March 31, 2016 and 2015, respectively. “Eliminations and other” corresponds to the variance of suppliers of assets for the period.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
Amounts in millions of U.S.$	2016	2015

OPERATING
Net income (loss)	(129.7)	(54.5)
Depreciation and amortization	69.9	92.1
Multi-client surveys depreciation and amortization	46.7	53.7
Depreciation and amortization capitalized to multi-client surveys	(8.2)	(20.2)
Variance on provisions	(39.5)	(9.1)
Stock based compensation expenses	—	1.5
Net gain (loss) on disposal of fixed assets	4.8	0.6
Equity income (loss) of investees	(4.7)	(0.8)
Dividends received from affiliates	—	—
Other non-cash items	(1.3)	(1.1)
Net cash including net cost of financial debt and income tax	(62.0)	62.2
Add back net cost of financial debt	43.0	42.4
Add back income tax expense	6.3	9.0
Net cash excluding net cost of financial debt and income tax	(12.7)	113.6
Income tax paid	(9.7)	(18.4)
Net cash before changes in working capital	(22.4)	95.2
- change in trade accounts and notes receivable	302.2	119.3
- change in inventories and work-in-progress	18.7	8.7
- change in other current assets	20.6	(17.4)
- change in trade accounts and notes payable	(74.9)	(93.0)
- change in other current liabilities	(41.1)	(41.5)
Impact of changes in exchange rate on financial items	(6.9)	19.5
Net cash provided by operating activities	196.2	90.8
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(19.8)	(45.0)
Investment in multi-client surveys, net cash	(69.9)	(71.5)
Proceeds from disposals of tangible and intangible assets	0.8	7.4
Total net proceeds from financial assets	6.1	3.1
Acquisition of investments, net of cash and cash equivalents acquired	—	(16.6)
Impact of changes in consolidation scope	—	—
Variation in loans granted	1.3	(6.4)
Variation in subsidies for capital expenditures	(0.6)	—
Variation in other non-current financial assets	(0.8)	(1.2)
Net cash used in investing activities	(82.9)	(130.2)
FINANCING
Repayment of long-term debts	(477.1)	(169.3)
Total issuance of long-term debts	—	125.0
Lease repayments	(2.1)	(2.1)
Change in short-term loans	0.3	(0.1)
Financial expenses paid	(31.0)	(26.3)
Net proceeds from capital increase
- from shareholders	368.5	—
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	0.5	—
Net cash provided by (used in) financing activities	(140.9)	(72.8)
Effects of exchange rates on cash	4.9	(10.9)
Impact of changes in consolidation scope	—	—
Net increase (decrease) in cash and cash equivalents	(22.7)	(123.1)
Cash and cash equivalents at beginning of year	385.3	359.1
Cash and cash equivalents at end of period	362.6	236.0

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 3rd, 2016	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO